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                             December 14, 2022

       Kelly Steckelberg
       Chief Financial Officer
       Zoom Video Communications, Inc.
       55 Almaden Boulevard
       6th Floor
       San Jose, CA 95113

                                                        Re: Zoom Video
Communications, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 7, 2022
                                                            Form 10-Q for the
Quarterly Period Ended October 31, 2022
                                                            Filed November 23,
2022
                                                            File No. 001-38865

       Dear Kelly Steckelberg:

              We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 31, 2022 letter.

       Form 10 for the Quarterly Period Ended October 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 28

   1. We note from your response to prior comment 2 that Entry MRR includes revenue from monthly subscribers
that have not provided any indication that they intend to cancel their subscriptions. Please
tell us how subscribers who have indicated that they intend to cancel their
subscriptions are reflected in your MRR attrition rate calculations. In this regard, clarify whether
such customers are included in the attrition rate of the prior quarter. If not,
explain how attrition for such customers is captured in your customer
 Kelly Steckelberg
Zoom Video Communications, Inc.
December 14, 2022
Page 2
      churn calculations. Also, revise your disclosures as necessary to clarify how such customers are factored into your calculations.
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                          Sincerely,
FirstName LastNameKelly Steckelberg
                                                          Division of
Corporation Finance
Comapany NameZoom Video Communications, Inc.
                                                          Office of Technology
December 14, 2022 Page 2
cc:       Jon Avina
FirstName LastName